NEWS RELEASE

BIRCH MOUNTAIN REPORTS FIRST QUARTER RESULTS

CALGARY, May 16, 2008 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) today reported financial results for the first quarter ended March, 31st, 2008, and these are available on the Company's website at www.birchmountain.com, and are filed at www.sedar.com and at www.sec.gov.

Message from the President

The construction season is now underway in the Fort McMurray Region and I am optimistic about our business opportunities this year. Oil sands development continues to be supported by crude oil prices above $100 US per barrel.

Our order pipeline is robust at the early stages of the construction season for the supply of aggregates from the Muskeg Valley Quarry (the "MVQ"). Orders have been received from one of the multi-year contracts signed in 2007 and from our spot market customers following quotations supplied through Q1 and to date in Q2. We have been quoting on a significant number of projects of variable size with varying timing requirements for 2008 and 2009. Aggregate deliveries from the quarry have been steady with the quarry operating one 12-hour day shift. I am pleased and commend our quarry operations team for the increase in productivity at the MVQ based on the significant volumes we have been able to produce and deliver with the reduced workforce.

Birch Mountain's crushing spread is operating reliably and producing high quality aggregates to customers' specifications. The loading and scaling operations are operating efficiently and effectively and customer feedback is very positive with respect to product quality, performance and customer service. Our customers have specifically mentioned that limestone supplied by Birch Mountain meets or exceeds their expectations, provides cost savings over alternative engineering design options, is easily workable, readily achieves full compaction, produces a very solid working surface, and is particularly valuable when constructing under wet conditions.

I believe real progress is being made toward our top two priorities for 2008: (i) to increase sales and customer relations, and (ii) to contain costs and operate the quarry efficiently. A milestone event has also been achieved with our third priority for 2008: (iii) to achieve regulatory approval for the Hammerstone Project. As we recently announced, Alberta Environment ("AENV") has declared the Hammerstone Project Environmental Impact Assessment ("EIA") to be "complete" meaning that the EIA has fully met the Terms of Reference for the EIA issued by AENV. We now move into the next phase of the regulatory process, the approvals phase.

Turning to Q1 2008, market conditions for construction products were slow, as is normally the case in the winter months. Sales revenues in the first quarter of 2008 were below those for the same period in 2007, as prolonged cold weather this year delayed the start of road building projects into the second quarter. Similar projects began in March of 2007.

Key quarry staff and rented equipment were maintained at minimum levels in Q1 to contain costs. The Quarry, however, remained open so that we could continue working to expand our product offering and demonstrate the quality of our limestone aggregates to prospective customers. The opportunity was taken to blast and construct a ramp down into the deepest, 13-metre thick, Unit 1 limestone. Processed construction aggregates meeting customers' specifications were produced for the first time from Unit 1, confirming aggregate production on a commercial scale from all units of our 45-metre thick, one billion tonne limestone deposit.

A trial aggregate wash plant has been sourced and is now being installed to enable the Company to produce concrete rock and washed aggregates to allow market entry into this important part of our business.

I look forward to sharing our continued progress throughout the year.

Financial Results (unaudited)

The Company reports a loss for the first quarter of 2008 of $6.2 million as compared to a loss for the first quarter of 2007 of $3.6 million.

Summarized unaudited consolidated financial statements as at and for the three months ending March 31, 2008 are reported in the tables below. The Company encourages readers to review our complete First Quarter 2008 Financial Report and other informational disclosures on SEDAR and/or EDGAR at www.sedar.com and www.sec.gov.

Table A.

	Birch Mountain Resources Ltd.
	Consolidated Balance Sheets
Canadian Dollars (000's)		UNAUDITED
As At	March 31, 2008	December 31, 2007
Assets
Current
Cash and cash equivalents	4,517	9,493
Accounts receivable	582	1,821
Inventory	4,694	4,741
Prepaids and deposits	425	224
	10,218	16,279
Long-term prepaid	137	137
Restricted cash	3,000	3,000
Property, plant and equipment	21,636	21,857
Mineral properties	54,882	54,765
Total Assets	89,873	96,038
Liabilities
Current
Accounts payable and accrued liabilities	4,904	5,094
Current portion of long term debt	1,082	1,065
Deferred charges	129	129
Other current liabilities	2,012	2,389
	8,127	8,677
Long term debt	4,679	4,939
Asset retirement obligation	1,680	1,680
Convertible debentures	59,106	58,699
	73,592	73,995
Shareholders' equity
Share capital	49,710	49,632
Contributed surplus	14,731	14,404
Deficit	(48,160)	(41,993)
	16,281	22,043
Total Liabilities and Shareholders' Equity	89,873	96,038

Table B.

Birch Mountain Resources Ltd.
Consolidated Statements of Loss, Comprehensive Loss and Deficit
Canadian Dollars (000's) For the three months ended March 31		UNAUDITED
	2008	2007
Revenue
Sales	281	859
Cost of Sales	1,369	875
(excluding amortization of property, plant and equipment)
	(1,088)	(16)
Expenses
Amortization, Accretion and Depletion	157	221
Interest, bank charges and foreign exchange (gain)/loss	1,787	939
Mineral exploration costs	-	108
Office	556	122
Professional fees	515	309
Indirect quarry costs	533	551
Salaries, wages and benefits	1,135	263
Shareholder services and marketing	162	325
Stock-based compensation	327	816
	5,172	3,654
Loss before other income	6,260	3,670
Interest and other income	93	42
Net loss and comprehensive loss for the period	6,167	3,628

Deficit, beginning of period	41,993	17,484
Deficit, end of period	48,160	21,112

Company Contacts: Birch Mountain Tel. (403) 262-1838 Fax (403) 262-9888
Steve Chizzik, Equity Communication Tel. (908) 688-9111
Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.